Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2015.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2015
(£m)
Capitalisation
Equity
Shareholders’ equity	43,976
Other equity instruments	5,355
Non-controlling interests	419
Total equity	49,750

Indebtedness

Subordinated liabilities	25,332

Debt securities
Debt securities in issue	77,652
Liabilities held at fair value through profit or loss (debt securities)	6,702
Total debt securities	84,354

Total indebtedness	109,686

Total capitalisation and indebtedness	159,436

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 31 March 2015, all indebtedness was unsecured except for £37.9 billion of securitisation notes and covered bonds and £3.4 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no further issuances or redemptions of subordinated liabilities since 31 March 2015.

There has been no material change in the information set forth in the table above since 31 March 2015.